News Release
C$ unless otherwise stated TSX/NYSE/PSE: MFC        SEHK: 945
November 6, 2019
This earnings news release for Manulife Financial Corporation (“Manulife” or the “Company”) should be read in conjunction with the Company’s Third Quarter 2019 Report to Shareholders, including our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2019, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which are available on our website at www.manulife.com/en/investors/results-and-reports. Additional information relating to the Company is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (“SEC”) website at http://www.sec.gov.

Manulife reports 3Q19 net income of $0.7 billion and core earnings of $1.5 billion with solid growth in Asia
Today, Manulife announced its 3Q19 results. Key highlights include:
◾	Net income attributed to shareholders of $0.7 billion in 3Q19, down $0.9 billion from 3Q18. 3Q19 results included the previously-announced URR impact of $0.5 billion.
◾	Core earnings[1] of $1.5 billion in 3Q19, in line with 3Q18
◾	Core ROE[1] of 13.0% and ROE of 5.9% in 3Q19
◾	NBV[1] of $0.5 billion in 3Q19, up 14%[2] from 3Q18
◾	APE sales[1] of $1.4 billion in 3Q19, in line with 3Q18
◾	WAM net outflows[1] of $4.4 billion in 3Q19 compared with net flows of $0.4 billion in 3Q18
◾	Strong LICAT ratio[3] of 146%
◾	The impact to net income of the annual actuarial review was approximately net neutral in total and for LTC.
“We delivered solid core earnings in line with a very strong prior year quarter, driven by double-digit growth in Asia,” said Manulife President & Chief Executive Officer Roy Gori.
“We continued to execute against our strategic priorities, with portfolio optimization initiatives announced to date resulting in a cumulative capital benefit of $3.9 billion. We also expanded Manulife’s distribution capabilities across our global footprint, entering into long-term partnerships in mainland China and Vietnam,” added Mr. Gori.
Phil Witherington, Chief Financial Officer, said, “Our insurance businesses delivered 14% growth in new business value, while the retail and retirement business lines of our Global Wealth and Asset Management business achieved strong net inflows of almost $3 billion. Institutional net outflows reflected the decision by one client to internalize the management of several large, primarily fixed income, mandates.”
“We are pleased to have ended the quarter in a strong capital position, including an increase in our LICAT ratio to 146% and a reduction in our leverage ratio to 26.1%,” added Mr. Witherington.
BUSINESS HIGHLIGHTS:
We made further progress on our portfolio optimization strategic priority, renegotiating reinsurance agreements on a universal life block in Canada that resulted in a capital benefit of approximately $120 million. In our long-term care (“LTC”) business, we continued to make progress in securing premium rate increases, and introduced innovative co-pay options to our LTC customers to manage higher rates.

[1]
Core earnings, core return on common shareholders’ equity (“core ROE”), new business value (“NBV”), annualized premium equivalent (“APE”) sales and net flows are non-GAAP measures. See “Performance and non-GAAP measures” below and in our Third Quarter 2019 Management’s Discussion and Analysis (“3Q19 MD&A”) for additional information.

[2]
All percentage growth / declines in financial metrics in this news release are reported on a constant exchange rate basis. Constant exchange rate basis excludes the impact of currency fluctuations and is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 3Q19 MD&A for additional information.

[3]	Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”).

November 6, 2019 - Press Release Reporting Third Quarter Results

During the quarter, we continued to enhance and expand our global distribution capabilities. In Asia, we entered into a long-term strategic partnership with HaoDf.com, a leading online medical platform in mainland China, as well as a new bancassurance relationship in Vietnam with Asia Commercial Bank.
FINANCIAL HIGHLIGHTS:
	Quarterly Results		YTD Results
($ millions, unless otherwise stated)	3Q19	3Q18	2019	2018
Profitability:
Net income attributed to shareholders	$723	$1,573	$4,374	$4,207
Core earnings(1)	$1,527	$1,539	$4,527	$4,273
Diluted earnings per common share ($)	$0.35	$0.77	$2.16	$2.05
Diluted core earnings per common share ($)(1)	$0.76	$0.75	$2.24	$2.09
Return on common shareholders’ equity (“ROE”)	5.9%	15.1%	12.8%	13.9%
Core ROE(1)	13.0%	14.8%	13.3%	14.1%
Expense efficiency ratio(1)	51.4%	49.5%	51.2%	50.9%
Growth:
Asia new business value	$430	$382	$1,205	$1,041
Canada new business value	$51	$42	$178	$156
U.S. new business value	$45	$28	$141	$50
Total new business value(1)	$526	$452	$1,524	$1,247
Asia APE sales	$1,052	$1,070	$3,303	$2,972
Canada APE sales	$235	$210	$786	$698
U.S. APE sales	$156	$159	$453	$401
Total APE sales(1)	$1,443	$1,439	$4,542	$4,071
Wealth and asset management net flows ($ billions)(1)	$(4.4)	$0.4	$(5.8)	$10.5
Wealth and asset management gross flows ($ billions)(1)	$28.0	$27.1	$81.3	$92.7
Wealth and asset management assets under management and administration ($ billions)(1)	$659.2	$644.0	$659.2	$644.0
Financial Strength:
MLI’s LICAT ratio	146%	134%	146%	134%
Financial leverage ratio	26.1%	29.2%	26.1%	29.2%
Book value per common share ($)	$23.51	$20.24	$23.51	$20.24
Book value per common share excluding AOCI ($)	$19.60	$18.23	$19.60	$18.23
(1)	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 3Q19 MD&A for additional information.
PROFITABILITY:
Reported net income attributed to shareholders of $0.7 billion in 3Q19, down $0.9 billion from 3Q18
The decrease compared with 3Q18 was primarily driven by investment-related experience charges compared with gains in 3Q18, as well as a $0.5 billion charge related to updated Ultimate Reinvestment Rate (“URR”) assumptions issued by the Canadian Actuarial Standards Board. Investment-related experience in 3Q19 reflected lower-than-expected returns (including fair value changes) on alternative long-duration assets (“ALDA”), partially offset by favourable credit experience. While returns in 3Q19 were lower than expected, year-to-date returns were strong and exceeded our reserving assumptions.
Achieved core earnings of $1.5 billion in 3Q19, in line with 3Q18
On a constant exchange rate basis, core earnings decreased 2% compared with 3Q18. In-force business growth in Asia was more than offset by the impact on earnings of actions taken over the last 12 months to improve the capital efficiency of our legacy businesses, as well as lower new business volumes in Japan. Core earnings in 3Q19 included net policyholder experience gains of $21 million post-tax compared with $19 million post-tax in 3Q18.

November 6, 2019 - Press Release Reporting Third Quarter Results

BUSINESS GROWTH:
Achieved new business value (“NBV”) of $526 million in 3Q19, an increase of 14% compared with 3Q18
In Asia, NBV increased 10% to $430 million, driven by a more favourable business mix, partially offset by lower sales in Japan as explained below. In Canada, NBV of $51 million was up 21% from the prior year period, driven by higher insurance sales and a more favourable business mix in group insurance. In the U.S., NBV increased 62% to $45 million, primarily as a result of recent actions to improve margins, as well as a more favourable product mix.
Reported annualized premium equivalent (“APE”) sales of $1.4 billion in 3Q19, in line with 3Q18
In Asia, APE sales decreased 4% as strong growth in Hong Kong and Asia Other1 was more than offset by lower sales in Japan. APE sales in Japan decreased 54% due to the temporary suspension of sales of corporate-owned life insurance products until new tax regulations were issued in 3Q19. Hong Kong APE sales increased 58% driven by the success of recently-launched health insurance and participating products. In Canada, APE sales increased 12% driven by the introduction of Manulife Par in the second half of last year. In the U.S., APE sales decreased 3% driven by universal life, as higher international sales were more than offset by lower domestic sales.
Reported Global Wealth and Asset Management net outflows of $4.4 billion in 3Q19 compared with net flows of $0.4 billion in 3Q18
Net flows in Asia were $2.3 billion in 3Q19, up $1.3 billion from 3Q18, driven by lower retail redemptions and higher institutional gross flows.2 Net outflows in Canada were $6.9 billion in 3Q19 compared with net outflows of $1.5 billion in 3Q18, due to the decision by one institutional client to internalize the management of several large, primarily fixed income, mandates. Net flows in the U.S. were $0.1 billion in 3Q19, improving for the third consecutive quarter. Compared with 3Q18, U.S. net flows decreased $0.8 billion, primarily due to the funding of a large institutional mandate in 3Q18, partially offset by lower retail redemptions.
QUARTERLY EARNINGS RESULTS CONFERENCE CALL
Manulife Financial Corporation will host a Third Quarter Earnings Results Conference Call at 8:00 a.m. ET on November 7, 2019. For local and international locations, please call 416-340-2218 or toll free, North America 1-800-377-0758. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 11:00 a.m. ET on November 7, 2019 through February 7, 2020 by calling 905-694-9451 or 1-800-408-3053 (passcode: 4700000#).
The conference call will also be webcast through Manulife’s website at 8:00 a.m. ET on November 7, 2019. You may access the webcast at: www.manulife.com/en/investors/results-and-reports. An archived version of the webcast will be available on the website following the call at the same URL as above.
The Third Quarter 2019 Statistical Information Package is also available on the Manulife website at: www.manulife.com/en/investors/results-and-reports.

Media Inquiries Brooke Tucker-Reid (647) 528-9601 brooke_tucker-reid@manulife.com	Investor Relations Adrienne O’Neill (416) 926-6997 adrienne_oneill@manulife.com

[1]	Asia Other excludes Japan and Hong Kong.
[2]	Gross flows is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 3Q19 MD&A for additional information.

November 6, 2019 - Press Release Reporting Third Quarter Results

EARNINGS:
The following table reconciles core earnings to net income (loss) attributed to shareholders:
	Quarterly Results			YTD Results
($ millions)	3Q19	2Q19	3Q18	2019	2018
Core earnings(1)
Global Wealth and Asset Management (“Global WAM”)	$281	$242	$288	$756	$754
Asia	520	471	461	1,511	1,303
Canada	318	312	344	913	1,022
U.S.	471	441	467	1,387	1,335
Corporate and Other (excluding core investment gains)	(163)	(114)	(121)	(340)	(441)
Core investment gains(2)	100	100	100	300	300
Total core earnings	$1,527	$1,452	$1,539	$4,527	$4,273
Items excluded from core earnings: Investment-related experience outside of core earnings	(289)	146	312	184	330
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities(3)	(494)	(144)	(277)	(389)	(182)
Change in actuarial methods and assumptions	(21)	-	(51)	(21)	(51)
Reinsurance transactions	-	63	(65)	115	33
Restructuring charge	-	-	-	-	(200)
Tax-related items and other	-	(42)	115	(42)	4
Net income (loss) attributed to shareholders	$723	$1,475	$1,573	$4,374	$4,207
(1)
2018 comparatives for core earnings in each segment have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

(2)	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 3Q19 MD&A for additional information.
(3)
The direct impact of equity markets and interest rates and variable annuity guarantee liabilities includes a $500 million charge in 3Q19 related to changes to the ultimate reinvestment rate (“URR”). See our 3Q19 MD&A for additional information.

PERFORMANCE AND NON-GAAP MEASURES:
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures referenced in this news release include: core earnings; core ROE; diluted core earnings per common share; core investment gains; expense efficiency ratio; APE sales; new business value; gross flows; net flows; assets under management and administration; and constant exchange rate basis (measures that are reported on a constant exchange rate basis include percentage growth/decline in core earnings, APE sales, new business value, and gross flows). Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see “Performance and non-GAAP measures” in our Third Quarter 2019 MD&A and 2018 MD&A.

November 6, 2019 - Press Release Reporting Third Quarter Results

CAUTION REGARDING FORWARD-LOOKING STATEMENTS:
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Management”, “Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

November 6, 2019 - Press Release Reporting Third Quarter Results